Exhibit 99.1

Daqo New Energy Corp. Announces Second Quarter 2014 Results

- Non-GAAP gross margin of 30.9%

- Q2 2014 EBITDA of $15.2 million, up from $13.7 million in Q1 2014

- Net income attributable to Daqo shareholders of $4.5 million, up from $2.6 million in Q1 2014

- Q2 2014 Polysilicon cash cost of 11.48$/kg, down from $11.75 in Q1 2014

- Q2 2014 Polysilicon shipment of 1,436 MT, up from 1,391 MT in Q1 2014

- Polysilicon average selling price of $22.04/kg, up from $21.63/kg in Q1 2014

CHONGQING, China—August 15, 2014—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the second quarter of 2014.

	Three months ended
US$ millions except as indicated otherwise	June 30, 2014	Mar 31, 2014	June 30, 2013
Revenues	43.7	42.1	27.8
Gross profit / (loss)	10.1	9.0	(10.2)
Gross margin	23.1%	21.4%	(36.7%)
Operating income / (loss)	8.3	6.6	(175.0)
Net income / (loss) attributable to Daqo New Energy shareholders	4.5	2.6	(34.0)
Earnings / (loss) per ADS ($ per ADS)	0.57	0.38	(4.91)
Non-GAAP gross profit *	13.5	12.7	(7.4)
Non-GAAP gross margin * (%)	30.9%	30.2%	(-3.9%)
EBITDA (non-GAAP) *	15.2	13.7	(160.7)
EBITDA margin * (%) (non-GAAP)	34.9%	32.5%	-577.1%
Polysilicon shipments (MT)	1,436	1,391	975
Polysilicon production cost ($/kg) **	14.13	14.49	17.64
Polysilicon cash cost (excl. dep’n) ($/kg) **	11.48	11.75	12.21

* Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

** Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense of Xinjiang divided by the production volume in the quarter.

“We are proud that the Company continues to deliver excellent performances in the second quarter of 2014 and records the second consecutive quarter of profitability,” announced Dr. Gongda Yao, the Company’s chief executive officer.

“We shipped 1,436 MT of polysilicon in the second quarter of 2014, increasing from 1,391 MT in the first quarter of 2014. Wafer shipment in the second quarter of 2014 was 17.6 million pieces, increasing from 16.8 million pieces in the first quarter of 2014. We expanded EBITDA margin to 34.9% from 32.5% in the previous quarter, and produced positive operating income of $8.3 million. We achieved $4.5 million net income attributable to Daqo shareholders, up from $2.6 million in the previous quarter, despite the costs relating to the non-operational Chongqing polysilicon plant of $3.4 million this quarter.”

“In the second quarter of 2014, we continued our cost reduction road map and brought down our polysilicon production cost (including depreciation) to $14.13/kg with a cash cost of $11.48/kg (excluding depreciation). Although we conducted annual maintenance and preparation works for hydrochlorination in this April, which affected production for 5 days, we produced 1,504 MT of polysilicon in the second quarter, compared to1,517 MT in the first quarter of 2014. The annual maintenance time was down from 17 days in 2013 to the current 5 days in 2014. We expect that our actual polysilicon production volume in 2014 will be close to our nameplate capacity of 6,150MT and our annual average cash cost (excluding depreciation) and production cost (including depreciation) to be approximately $11.30/kg and $14.00/kg, respectively.

“In this May, we successfully raised $54.6 million through a follow-on offering in the public market. We will use the net proceeds mainly for the expansion and technology improvement at our Xinjiang polysilicon facility. The construction work started in this April and is on track with the schedule. We expect to finish the construction and installation by the end of November and start pilot production right away. We expect to fully ramp up the capacity to 12,150MT in the second quarter of 2015 and therefore reduce our cash cost (excluding depreciation) and production cost (including depreciation) to approximately $8.70/kg and $12.00/kg, respectively.”

“In the second quarter of 2014, the average selling price, or ASP, for polysilicon was $22.04/kg, up from $21.63 in the first quarter of 2014. In the first half of 2014, China’s domestic installation was reported to be around 3.3 GW which was lower than expected. Entering into the third quarter, the polysilicon ASP is relatively lower compared to the second quarter due to high downstream inventories. Nevertheless, on August 7, China National Energy Bureau increased the 2014’s target of newly added installation to 13GW from the previously announced 10GW. We are optimistic that the trend will soon pick up in the fourth quarter due to rising installation not only in China but also in other major markets such as the US and Japan. We believe the continuously growing end-market demand will strongly support polysilicon ASP in the fourth quarter of 2014 and beyond. As a cost leader, with a doubled capacity under construction and a further cost reduction roadmap, the Company is very well positioned for the next rapid growing cycle which we believe has already started.” concluded Dr. Yao.

Market outlook and Q3 2014 guidance

According to IHS’s latest report on solar PV market in June, IHS adjusted its 2014 global installation guidance upward to 47GW. On August 7, China National Energy Bureau increased the 2014’s target of newly added installation to 13GW from the previously announced 10GW and reaffirmed its resolution to actively drive distributed generation market. It is expected that the new policies to encourage distributed generation will be soon announced. Consider in the first half of 2014 the total newly added installation is around 3.3GW, we strongly believe the market will soon pick up in the fourth quarter due to rising installation especially in China. In addition, we do see more and more policies are getting in place for the distributed generation market in terms of financing, insurance, grid connection, incentive payment schedule et cetera. We believe the opportunities in distributed generation are emerging as the bottlenecks are being removed gradually.

For the third quarter of 2014, the Company expects to ship 1,450 MT to 1,500 MT of polysilicon. The Company also expects to ship approximately 16.8 million to 17.0 million pieces of wafer. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties.

Second Quarter 2014 Results

Revenues

Revenues were $43.7 million, increasing from $42.1 million in the first quarter of 2014 and $27.8 million in the second quarter of 2013.

The Company generated revenues of $31.0 million from polysilicon, increasing from $30.1 million in the first quarter of 2014, and $16.4 million in the second quarter of 2013. The increase from the first quarter of 2014 was primarily due to higher sales volumes and higher ASP for polysilicon.

The Company generated $12.7 million from sales of wafers, compared to $12.0 million in the first quarter of 2014 and $11.4 million in the second quarter of 2013. The increase from the first quarter of 2014 was primarily due to higher sales volumes offset by slightly lower ASP for wafer.

Gross profit and margin

Gross profit was $10.1 million, compared to $9.0 million in the first quarter of 2014 and a gross loss of $10.2 million in the second quarter of 2013.

Gross margin was 23.1%, compared to 21.4% in the first quarter of 2014 and substantially improved from negative 36.7% in the second quarter of 2013. The continuous improvement in gross margin was mainly attributable to higher ASP and lower production cost for polysilicon.

In the second quarter of 2014, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.4 million, decreasing from $3.7 million in the first quarter of 2014 and $9.1 million in the second quarter of 2013, respectively. Excluding such costs, the non-GAAP gross margin was approximately 30.9%, compared to 30.2% in the first quarter of 2014 and negative 3.9% in the second quarter of 2013. For a definition and a reconciliation of non-GAAP gross margin to gross margin, see “—Non-GAAP financial measures” and “—Reconciliation of non-GAAP financial measures to comparable US GAAP measures” below.

Selling, general and administrative expenses

Selling, general and administrative expenses were $1.5 million, compared to $1.5 million in the first quarter of 2014 and $6.2 million in the second quarter of 2013. The Company recorded reversals of doubtful accounts of $1.6 million in the second quarter of 2014 and $1.8 million in the first quarter of 2014, respectively, due to the collection of certain long aging outstanding accounts receivables.

Research and development expenses

Research and development expenses were approximately $0.2 million, compared to $0.9 million in the first quarter of 2014 and $1.0 million in the second quarter of 2013.

Operating income/(loss) and margin

As a result of the foregoing, operating income was $8.3 million, compared to of $6.6 million in the first quarter of 2014 and operating loss of $174.9 million, including the long-lived assets impairment of $158.4 million, in the second quarter of 2013.

Operating margin was 19.1%, compared to 15.7% in the first quarter of 2014 and negative 628.4% in the second quarter of 2013.

EBITDA

EBITDA was $15.2 million for the quarter, compared to $13.7 million in the first quarter of 2014 and negative $160.7 million in the second quarter of 2013. EBITDA margin was 34.9% for the quarter, compared to 32.5% in the first quarter of 2014 and negative 577.1% in the second quarter of 2013. In the second quarter of 2013, the Company incurred long-lived asset impairment related to Chongqing polysilicon facilities in the amount of $158.4 million. For a definition and a reconciliation of EBITDA and EBITDA margin to our income from operations, see “— Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP financial measures to comparable US GAAP measures” below.

Net income/(loss) attributable to our shareholders and Income/(loss) per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $4.5 million, compared to $2.6 million in the first quarter of 2014 and net loss attributable to Daqo New Energy Corp. shareholders of $34.0 million in the second quarters of 2013, respectively.

Income per ADS was $0.57, compared to income per ADS of $0.38 in the first quarter of 2014 and loss per ADS of $4.91 in the second quarters of 2013, respectively

Financial Condition

As of June 30, 2014, the Company had $77.7 million in cash and cash equivalents and restricted cash, compared to $24.2 million as of March 31,2014 and $10.8 million as of June 30, 2013.

As of June 30, 2014, the accounts receivable balance was $6.8 million, compared to $5.1 million as of March 31, 2014. As of June 30, 2014, the notes receivable balance was $33.6 million, compared to $34.0 million as of March 31, 2014. As of June 30, 2014, total borrowings were $253.4 million, of which $112.1 million were long-term borrowings, compared to total borrowings of $260.2 million, including $124.9 million long-term borrowings, as of March 31, 2014.

Cash Flows

For the six months ended June 30, 2014, net cash provided by operating activities was $29.1 million, compared to net cash used in operating activities of $25.6 million in the same period of 2013. The second quarter of 2014 is the fourth consecutive quarter that we are able to achieve positive cash flow from operating activities.

For the six months ended June 30, 2014, net cash used in investing activities was $30.9 million, compared to $3.0 million in the same period of 2013. The cash used in investing activities are mainly related to the expansion of and technology improvement project in our Xinjiang polysilicon facilities.

For the six months ended June 30, 2014, net cash provided by financing activities was $52.8 million, compared to $28.7 million in the same period of 2013. In May 2014, the Company issued and sold 2,000,000 American depositary shares (“ADSs”) through a follow-on public offering priced at US$29.00 per ADS. Each ADS represents 25 ordinary shares of the Company. We will use the net proceeds mainly for the expansion of and technology improvement at our Xinjiang polysilicon facility. Net of offering expenses, the net proceeds was $54.6 million. As of the end of July 2014, the Company had spent approximately $38.0 million on the expansion of and technology improvement project in our Xinjiang facilities, among which $12.2 million was from the proceeds of the follow-on offering.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing, EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00AM Eastern Time on August 15, 2014.

The dial-in details for the live conference call are as follows:

International Dial in	+61 283733610
US toll free:	1-800-742-9301
US toll dial in:	1-845-507-1610
China Toll	4001-203170
China Toll Free(ONLY FOR LANDLINE)	8008-700210
Hong Kong Toll Free	800-906648
Hong Kong Local Dial in	+852-3051-2792

PARTICIPANT PASSWORD	85394589

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20140815/default.aspx

A replay of the call will be available 2 hour after the end of the conference through August 22, 2014.

The conference call replay numbers are as follows:

US Toll Free:	1-855-452-5696
International Toll:	61-2-90034211
Canada Toll Free:	1-855-759-0869
Replay Access Code:	85394589

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2014 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs.. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income/(Loss)

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

Revenues	$43,722	$42,087	$27,840
Cost of revenues	(33,634)	(33,064)	(38,062)
Gross profit / (loss)	10,088	9,023	(10,222)
Operating expenses
Selling, general and administrative expenses	(1,549)	(1,498)	(6,199)
Research and development expenses	(192)	(937)	(993)
Impairment of long-lived assets	-	-	(158,425)
Other operating income / (expenses)	(4)	36	887
Total operating expenses	(1,745)	(2,399)	(164,730)
Income / (loss) from operations	8,343	6,624	(174,952)
Interest expense	(3,863)	(4,112)	(4,931)
Interest income	15	120	46
Foreign exchange gain (loss)	24	(2)	8
Income / (loss) before income taxes	4,519	2,630	(179,829)
Income tax expense	-	-	(139)
Net income/(loss)	4,519	2,630	(179,968)
Net loss attributable to noncontrolling interest	-	-	(146,001)
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	$4,519	$2,630	($33,967)

Net income / (loss)	4,519	2,630	(179,968)
Other comprehensive income / (loss):
Foreign currency translation adjustments	261	(3,428)	2,992
Total other comprehensive income / (loss)	261	(3,428)	2,992
Comprehensive income / (loss)	4,780	(798)	(176,976)
Comprehensive income / (loss) attributable to noncontrolling interest	-	-	(144,888)
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$4,780	$(798)	$(32,088)

Income / (loss) per ADS
Basic	0.57	0.38	(4.91)
Diluted	0.57	0.37	(4.91)
Weighted average ADS outstanding
Basic	7,948,103	6,937,114	6,915,097
Diluted	7,970,887	7,060,443	6,915,097

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

ASSETS:
Current Assets:
Cash and cash equivalents	$59,320	$8,702	$6,679
Restricted cash	18,363	15,468	4,100
Accounts receivable, net	6,820	5,114	16,534
Note receivable	33,617	34,042	9,041
Prepaid expenses and other current assets	16,779	18,534	25,774
Advances to suppliers	1,663	4,320	631
Inventories	12,070	12,371	13,311
Amount due from related parties	10,008	11,323	11,901
Deferred tax assets-current	-	-	364
Total current assets	158,640	109,874	88,335
Property, plant and equipment, net	480,681	475,850	506,927
Prepaid land use right	29,330	29,428	36,327
Deferred tax assets	-	-	934
Other non-current assets	169	169	4,189
TOTAL ASSETS	668,820	615,321	636,712

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	141,266	135,290	121,713
Accounts payable	16,984	17,396	15,746
Note payable	24,146	25,843	3,585
Advances from customers	10,707	10,842	27,871
Payables for purchases of property, plant and equipment	40,302	45,708	45,135
Accrued expenses and other current liabilities	7,013	6,217	7,872
Amount due to related parties	86,489	78,164	99,455
Income tax payable	-	-	163
Total current liabilities	326,907	319,460	321,540

Long-term borrowings	112,101	124,912	144,431
Advance from customers – long term portion	5,730	6,877	-

Other long term liabilities	26,907	26,915	26,609
TOTAL LIABILITIES	471,645	478,164	492,580

EQUITY:

Ordinary shares	22	17	17
Treasury stock	(398)	(398)	(495)
Additional paid-in capital	202,536	147,304	145,660
Accumulated losses	(25,518)	(30,037)	(14,355)
Accumulated other comprehensive income	20,533	20,271	22,112
Total Daqo New Energy Corp.’s shareholders’ equity	197,175	137,157	152,939

Noncontrolling interest	-	-	(8,807)
Total equity	197,175	137,157	144,132

TOTAL LIABILITIES & EQUITY	668,820	615,321	636,712

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the Six months ended June 30,
	2014	2013
Operating Activities:
Net income / (loss)	7,149	(201,840)
Adjustments to reconcile net loss to net cash used in operating activities:
Long-lived assets impairment	-	158,425
Share-based compensation	1,232	904
Inventory write-down	14	8,303
Allowance / (reversal) for doubtful accounts	(3,286)	3,608
Depreciation of property, plant and equipment	13,937	28,497

Changes in operating assets and liabilities:
Accounts receivables	6,376	7,974
Notes receivables	(17,687)	(4,221)
Prepaid expenses and other current assets	7,093	(1,466)
Advances to suppliers	(802)	130
Inventories	(1,584)	(4,984)
Amount due from related parties	3,043	(5,218)
Amount due to related parties	(97)	-
Prepaid land use rights	1,047	382
Other non-current assets	4	567
Accounts payable	(710)	3,188
Notes payable	22,571	(17,901)
Accrued expenses and other current liabilities	(449)	150
Advances from customers	(8,704)	(1,969)
Deferred tax assets	-	139
Deferred government subsidies	(48)	(267)
Net cash provided by (used in) operating activities	29,099	(25,599)

Investing activities:
Purchases of property, plant and equipment	(21,314)	(9,615)
(Increase) / decrease in restricted cash	(9,537)	6,642
Net cash (used in) provided by investing activities	(30,851)	(2,973)

Financing activities:
Proceeds from related parties loans	114,129	74,812
Repayment of related parties loans	(115,599)	-
Proceeds from bank borrowings	16,149	51,007
Proceeds from other borrowings	13,808	-
Repayment of bank borrowings	(30,331)	(97,159)
Net proceeds from follow-on Offering	54,633	-
Net cash (used in) provided by financing activities	52,789	28,660
Effect of exchange rate changes	452	(89)
Net increase in cash and cash equivalents	51,489	0
Cash and cash equivalents at the beginning of the period	7,831	6,679
Cash and cash equivalents at the end of the period	59,320	6,679

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

Gross profit / (loss)	10,088	9,023	(10,222)
Costs related to the Chongqing polysilicon operations	3,441	3,683	9,133
Non-GAAP gross profit / (loss)	13,529	12,706	(1,089)

	Three months Ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

Gross margin	23.1%	21.4%	-36.7%
Costs related to the Chongqing polysilicon operations (proportion of revenue)	7.8%	8.8%	32.8%
Non-GAAP gross margin	30.9%	30.2%	-3.9%

	Three months Ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

Net income / (loss)	4,519	2,630	(179,968)
Income tax expense	-	-	139
Interest expense	3,863	4,112	4,931
Interest income	(15)	(120)	(46)
Depreciation	6,877	7,060	14,279
EBITDA (non-GAAP)	15,244	13,682	(160,665)
EBIDTA margin (non-GAAP)	34.9%	32.5%	-577.1%

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.